Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

July 5, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 22, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Electrovaya Inc. (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Shares, no par value

We further certify that the security described above has/have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi